Exhibit 5.8
Vincent Bettonville
Attorney at law / Partner
Tel.      : +31 (0)88 253 5210
Fax      : +31 (0)88 253 5260
E-mail : vbettonville@akd.nl

ArvinMeritor, Inc. 2135 West Maple Road Troy, Michigan 48084-7186 United States of America	AKD Prinsen Van Wijmen N.V. Orlyplein 10 P.O. Box 59280 1040 KG AMSTERDAM The Netherlands Third parties account: ING Bank 67.80.01.677 Tel: + (0)88 253 5100 Fax: + (0)88 253 5260
Amsterdam, March 3, 2010

Re :	ArvinMeritor B.V., Arvin Holdings Netherlands B.V. and Meritor Holdings Netherlands B.V. — legal opinion issuance of $250,000,000 10.625% Notes due March 15, 2018
Dear Sirs,
You have asked us to render a legal opinion as to certain matters of Dutch law relating to ArvinMeritor B.V. (‘ArvinMeritor’), Arvin Holdings Netherlands B.V. (‘Arvin Holdings’) and Meritor Holdings Netherlands B.V. (‘Meritor Holdings’ and together with ArvinMeritor and Arvin Holdings hereinafter referred to as the ‘Companies’ and, each individually, as a ‘Company’), each a limited liability company incorporated under the laws of the Netherlands, having its registered office (statutaire zetel) at Amsterdam, the Netherlands, and its office address at Antareslaan 47, 2132 Hoofddorp, the Netherlands in connection with the Companies entering into a Subsidiary Guaranty dated as of March 3, 2010 made by, amongst others, the Company in favor of The Bank of New York Mellon Trust Company, N.A. as Trustee under the Indenture for the benefit of the Holders of the $250,000,000 10.625% Notes due March 15, 2018 (the ‘Agreement’).
This opinion is rendered to you pursuant to the requirements of the United States Securities and Exchange Commission.
Capitalized terms used in this opinion have the same meaning as assigned to them in the Agreement, unless otherwise defined herein.
Documents relied upon
For the purpose of rendering this opinion, we have examined and relied solely on the following documents (any attachments to those documents and any documents mentioned or referred to in those documents and/or attachments are excluded, except as to the extent otherwise stated below):
(a)	an e-mail copy of the notarial deed of incorporation (akte van oprichting) of ArvinMeritor dated May 3, 1999 (the ‘ArvinMeritor Deed of Incorporation’);
In the Netherlands, the practice is conducted by AKD Prinsen Van Wijmen N.V. (registered in the Trade Register of the Chamber of Commerce, number 24366820). The general conditions of AKD Prinsen Van Wijmen N.V. are applicable and contain a limitation of liability clause. The applicability of any other general terms and conditions is hereby expressly excluded. The general conditions have been deposited at the Rotterdam District Court. Every liability is restricted to the sum paid in the case concerned under the (professional) liability insurance including the amount of the policy excess. On request the general conditions will be sent without charges. They are also available on www.akd.nl

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(b)	an e-mail copy of the notarial deed of incorporation of Arvin Holdings dated July 9, 2008 (the ‘Arvin Holdings Deed of Incorporation’), containing the continuous text (doorlopende tekst) of the articles of association (statuten) of Arvin Holdings (the ‘Arvin Holdings Articles’);

(c)	an e-mail copy of the notarial deed of incorporation of Meritor Holdings dated September 22, 1999 (the ‘Meritor Holdings Deed of Incorporation’), containing the continuous text of the articles of association of Meritor Holdings (the ‘Meritor Holdings Articles’);

(d)	an e-mail copy of a deed of amendment of the articles of association of ArvinMeritor dated May 1, 2002 (the ‘ArvinMeritor Deed of Amendment’), containing the continuous text of the articles of association of ArvinMeritor, as lastly amended by the ArvinMeritor Deed of Amendment (the ‘ArvinMeritor Articles’);

(e)	a certified electronic copy of an extract dated March 3, 2010, file number 3411 4018, from the trade register (Handelsregister) of the Chamber of Commerce (Kamer van Koophandel) for Amsterdam (the ‘Chamber of Commerce’) with information concerning ArvinMeritor (the ‘ArvinMeritor Extract’);

(f)	a certified electronic copy of an extract dated March 3, 2010, file number 3430 6316, from the trade register of the Chamber of Commerce with information concerning Arvin Holdings (the ‘Arvin Holdings Extract’);

(g)	a certified electronic copy of an extract dated March 3, 2010, file number 3412 1370, from the trade register of the Chamber of Commerce with information concerning Meritor Holdings (the ‘Meritor Holdings Extract’);

(h)	an e-mail copy of the signed written resolutions and power of attorney of the board of managing directors (bestuur) of ArvinMeritor dated February 26, 2010 (the ‘ArvinMeritor Board Resolution’);

(i)	an e-mail copy of the signed written resolution of the board of managing directors of Arvin Holdings dated February 26, 2010 (the ‘Arvin Holdings Board Resolution’);

(j)	an e-mail copy of the signed written resolutions and power of attorney of the board of managing directors of Meritor Holdings dated February 26, 2010 (the ‘Meritor Holdings Board Resolution’);

(k)	an e-mail copy of the signed written resolutions adopted outside of a meeting by the general meeting of shareholders of ArvinMeritor dated February 26, 2010 (the ‘ArvinMeritor Shareholders Resolution’);

(l)	an e-mail copy of the signed written resolutions adopted outside of a meeting by the general meeting of shareholders of Arvin Holdings dated February 26, 2010 (the ‘Arvin Holdings Shareholders Resolution’);

(m)	an e-mail copy of the signed written resolutions adopted outside of a meeting

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Date: March 3, 2010
by the general meeting of shareholders of Meritor Holdings dated February 26, 2010 (the ‘Meritor Holdings Shareholders Resolution’); and
(n)	an e-mail copy of the executed Agreement.
The ArvinMeritor Board Resolution, the Arvin Holdings Board Resolution and the Meritor Holdings Board Resolution are hereafter collectively referred to as the ‘Board Resolutions’ and, each individually, as a ‘Board Resolution’. The Board Resolutions, the Arvin Holdings Shareholders Resolution, the Meritor Holdings Shareholders Resolution and the ArvinMeritor Shareholders Resolution are hereafter collectively referred to as the ‘Resolutions’ and, each individually, as a ‘Resolution’. The ArvinMeritor Deed of Incorporation, the Arvin Holdings Deed of Incorporation and the Meritor Holdings Deed of Incorporation are hereinafter collectively referred to as the ‘Deeds of Incorporation’ and, each individually, as a ‘Deed of Incorporation’. The ArvinMeritor Articles, the Arvin Holdings Articles, the Meritor Holdings Articles, the ArvinMeritor Extract, the Arvin Holdings Extract, the Meritor Holdings Extract and the Resolutions are hereafter collectively referred to as the ‘Corporate Documents’.
Assumptions
For the purpose of rendering this opinion we have assumed:
Original and genuine documentation
(i)	the genuineness of all signatures on original documents of the persons purporting to have signed the same and the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as true, photo, e-mail, facsimile, conformed or certified copies;

(ii)	that the Agreement has not been amended, supplemented, terminated, rescinded, nullified or declared null and void;
Due incorporation and valid existence
(iii)	that the Deeds of Incorporation and the ArvinMeritor Deed of Amendment are valid notarial deeds (authentieke akten) and that the contents thereof are correct and complete;

(iv)	that none of the Companies (i) has been dissolved (ontbonden), (ii) has ceased to exist as a result of legal merger (juridische fusie) or division (splitsing) with a Company as the disappearing entity, (iii) has been granted a suspension of payments (surseance van betaling), (iv) has been declared bankrupt (failliet verklaard), and (v) has been subjected to any other insolvency proceedings listed in Annex A or winding up proceedings listed in Annex B of Council Regulation (EC) No. 1346/2000 of 29 May 2000 on Insolvency Proceedings (the ‘EU Insolvency Regulation’). Although not constituting conclusive evidence thereof, the matters referred to under (i) through (iv) of this assumption are supported by investigations, made by telephone on the date hereof, with the bankruptcy registrars of the courts of first instance (rechtbanken) of Amsterdam and The Hague and with the Chamber of Commerce;

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Corporate documents
(v)	that the Corporate Documents were at their date and have through the date hereof remained accurate and in full force and effect and the factual statements and confirmations contained therein are correct and complete;
Power and authority
(vi)	that the entering by the Companies into the Agreement and the performance by the Companies of their respective obligations thereunder is in their respective corporate interest (vennootschappelijk belang) and not prejudicial to their respective present and future creditors;
Due authorization
(vii)	that the Arvin Holdings Shareholders Resolution and the Meritor Holdings Shareholders Resolution have been validly executed by the sole shareholder of Arvin Holdings and the shareholders of Meritor Holdings respectively; and

(viii)	that no works council (ondernemingsraad) within the meaning of the Dutch Works Councils Act (Wet op de ondernemingsraden) or the European Works Councils Act (Wet op de Europese ondernemingsraden) has any authority with respect to the Companies or their respective enterprises. Although not constituting conclusive evidence thereof, this assumption is supported by the confirmation contained in the relevant Board Resolutions;
Scope of Opinion and Limitations
The Agreement is expressed to be governed by the laws of the State of New York. Accordingly, our examination of the Agreement has been limited to the face of the Agreement without reference to the general body of law incorporated into or made applicable to the Agreement by the choice of law clause.
In this opinion Dutch legal concepts are expressed in English terms and not in their original Dutch terms. Where indicated in underlined italics, Dutch equivalents of these English terms have been given. The Dutch legal concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. Terms and expressions of law and of legal concepts as used in this opinion have the meaning attributed to them under Dutch law and this opinion should be read and understood accordingly.
The general terms and conditions of AKD Prinsen Van Wijmen N.V. apply to this opinion and the relation between AKD Prinsen Van Wijmen N.V. and the addressee of this opinion. These general terms and conditions contain a limitation of liability and a copy of these general terms and conditions can be found at www.akd.nl or will be sent to you at your first request. This opinion may only be relied upon under the express condition of the applicability of these general terms and conditions and that any issues of interpretation or liability arising hereunder will be governed by Dutch law and be brought before a Dutch court.
We express no opinion as to any laws other than Dutch law in force as at the date hereof as applied and interpreted according to present duly and in paper form

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published case law of the Dutch courts, administrative rulings and authoritative literature and no opinion is given that the future or continued performance of the Company’s obligations or the consummation of the transactions contemplated by the Agreement will not contravene these laws, application or interpretation, as changed from time to time.
We do not give any opinion on any matters of fact (including but not limited to statements, covenants and representations and warranties as made by the Company in or contained in any of the documents reviewed by us), tax law or other levies, anti trust law, treaties or international law (including the laws of the European Union, except if and when such treaties and/or the laws of the European Union have direct effect in the Netherlands at the date hereof, and except to the extent as specifically stated otherwise). Where an assumption is made, we have not investigated the matters that are the subject of such assumption, except to the extent expressly stated otherwise.
The opinions contained in this letter are strictly limited to the matters stated below under the heading ‘Opinions’ and do not extend by implication or otherwise to any other matter not specifically referred to. These opinions are rendered as at the date hereof only and we are under no obligation to update our opinions for events, transactions, circumstances or changes in any of the facts, assumptions or representations occurring after the date hereof or for any other reason.
Opinions
Based upon the foregoing (including the assumptions set out above) and subject to any factual matters or documents not disclosed to us in the course of our investigation, and subject to the qualifications and limitations contained herein, we are, as at the date and hour hereof, of the opinion that:
1.	Due incorporation and valid existence
Each of the Companies has been duly incorporated and is validly existing under the laws of the Netherlands as a legal entity in the form of a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid).
2.	Power and authority
The Companies have the corporate power and authority to enter into the Agreement and to perform their respective obligations thereunder.
3.	Due authorization
The Companies have taken all necessary corporate action to authorize the entry into the Agreement and the performance of their respective obligations thereunder.

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Qualifications
The opinions expressed above are subject to the following qualifications:
Insolvency laws and other laws affecting enforceability
(A)	The opinions expressed herein may be affected or limited by the provisions of any applicable bankruptcy, insolvency, voidable preference (actio Pauliana), reorganization, suspension of payments, other or similar laws of general application now or hereafter in effect (including but not limited to the laws that apply pursuant to the EU Insolvency Regulation), relating to or affecting the enforcement or protection of creditors’ rights, and any emergency measures that may be taken by the Dutch authorities under the Dutch Financial Relations Emergency Act (Noodwet Financieel Verkeer).
Power and authority
(B)	The validity and enforceability of the obligations of a Company under the Agreement may be successfully contested by such Company (or its receiver in bankruptcy (curator)) on the basis of Section 2:7 Dutch Civil Code, if both (i) the execution of the Agreement is not within the scope of the object of such Company (doeloverschrijding) and (ii) the counterparty of such Company under the Agreement knew or ought to have known (without enquiry) of this fact.
This opinion letter is addressed to you and is issued in connection with the Agreement and for the purpose of the filing of a current report on form 8-K (the ‘Current Report’) to be filed by ArvinMeritor, Inc. with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the ‘United States Securities Act’). We hereby consent to the filing of this opinion as an exhibit to the Current Report. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities Act or the rules and regulations of the United States Securities and Exchange Commission promulgated thereunder.
Yours faithfully,
AKD
/s/ AKD